SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 14th May, 2003, for the month of April 2003

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
NOTICE FOR TELENOR ASA’S ANNUAL GENERAL MEETING
Historical Proforma Figures for the New Business Structure

Date	Ticker	Press release

14.04.2003 16:27:43	TEL	NOTICE FOR ANNUAL GENERAL MEETING
Attached is the notice for Telenor ASA’s Annual General Meeting and the proposal from the Election Committee

11.04.2003 08:35:52	TEL	PROFORMA FIGURES
Telenor has today disclosed the historical proforma figures for the new business structure.

Attachment on www.newsweb.no.

04.04.2003 09:20:20	TEL	ANNUAL REPORT 2002
Telenor ASA’s annual report 2002 is now available on: http://www.telenor.com/reports/2002/ and http://www.telenor.no/rapporter/2002/
The Annual Report will be submitted in paper form.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/ Torstein Moland

Name: Torstein Moland Title: CFO

Date: 14th May, 2003

NOTICE FOR TELENOR ASA’S ANNUAL GENERAL MEETING

     Telenor ASA’s Annual General Meeting will be held in the Expo Visitor Centre at Fornebu, outside Oslo, on Thursday May 8, 2003 at 13:00 CET.

     The meeting will be opened and chaired by the chairman of the Corporate Assembly, County Governor Mona Røkke, ref. section 5–12, first paragraph of the Act relating to Public Limited Companies (Norway), and section 8, first paragraph of the articles of association.

     Agenda:

1.	Approval of the notice for the Annual General Meeting.

2.	Election of representative to sign the minutes together with the chairman of the meeting.

3.	Approval of the annual accounts and annual report for the financial year 2002. The Board of Directors proposes that a dividend of NOK 0.45 per share be paid. The dividend is payable to the company’s shareholders as of May 8, 2003.

4.	Approval of remuneration to the company’s accountant.

5.	Election of shareholder representatives and deputy shareholder representatives to the Corporate Assembly.

6.	Election of members to the nomination committee

7.	Authorizations to the Board

7.1	Increase of the share capital

     At the Annual General Meeting on May 8, 2002, the Board was given the authorization to increase the share capital by a maximum of NOK 1.064.776.488, with the issue of up to 177.462.748 shares. This authorization is valid until July 1, 2003. The Board proposes that the authorization be given a one-year renewal.

     The reason for the proposal is, as before, to prepare the company for further expansion. This may include investments in, or mergers with, other businesses which can supply the company with resources and/or competitive advantages. Furthermore, it may in some cases be appropriate to undertake the private placement of shares in order to finance the acquisition of other businesses. The foregoing also explains why the Board considers it necessary to be able to depart from section 10–4 of the Act relating to Public Limited Companies (Norway), concerning existing shareholders’ pre-emption rights to new shares. The authorization may also be used for other purposes after further consideration by the Board, including the share option program for key personnel and the general share program for all employees.

     The Board proposes that the following be decided on at the Annual General Meeting:

(a)	Authorization is given, pursuant to section 10–14 of the Act relating to Public Limited Companies (Norway), for the Board to increase the company’s share capital by a maximum of NOK 1.065.193.800, with the issue of up to 177.532.300 shares, with a nominal value of NOK 6.

(b)	The authorization is valid until July 1, 2004.

(c)	The Board can decide if the shareholders’ pre-emption rights to the new shares may be departed from.

(d)	The authorization also covers the increase of capital by way of contributions of assets other than money etc., ref. section 10–2 of the Act relating to Public Limited Companies (Norway), and the increase of capital where a merger has taken place, in accordance with section 13–5 of the Act.

(e)	That this authorization supersedes the authorization given at the general meeting of May 8, 2002, to increase the number of shares by a maximum of 177.462.748.

7.2	Acquisition of own shares

     At the Annual General Meeting of May 8, 2002, approval was given, pursuant to section 9–4 of the Act relating to Public Limited Companies, for the Board to be able to acquire own shares. This authorization is valid until July 1, 2003. The Board proposes that this authorization be given a one-year renewal. This type of authorization is common in most of the large public companies in Norway. Authorization of this nature gives the Telenor Board the opportunity to use the financial instruments and mechanisms which the Act relating to Public Limited Companies (Norway) facilitates. The authorization also enables Telenor to use own shares as a means of whole or part settlement in connection with the acquisition of businesses.

     Telenor currently has 28.103.172 own shares, which accounts for approximately 1.6% of outstanding shares, which, in accordance with the stipulations of the Annual General Meeting of May 10, 2001, the company can use for purposes to be decided after further consideration by the Board. Taking this holding into consideration, it is proposed that the Annual General Meeting authorizes the Board to obtain up to a maximum of 5% more outstanding shares, so that the total holding of own shares can account for up to 6.6% of the company’s shares.

     The Board proposes that the following be decided on at the Annual General Meeting:

(a)	Approval is given, pursuant to section 9–4 of the Act relating to Public Limited Companies (Norway), for the Board to acquire 90.171.308 own shares with a nominal value totaling NOK 541.027.848, which equates to 5% of the company’s share capital as of February 1, 2003.

(b)	The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200.

(c)	The Board is free to decide how the acquisition and transfer of shares takes place.

(d)	This Authorization will replace the authorization given at the Annual General Meeting of May 8, 2002. The authorization is valid until July 1, 2004.

***

     In accordance with section 8, second paragraph of the articles of association, the Board has decided that in order for shareholders who wish to participate in the shareholders’ meeting either in person or through a representative to have the right to attend and vote at the meeting, they must give notice of their attendance to the company’s account operator:

Nordea Bank Norge ASA
Verdipapirservice
PO Box 1166 Sentrum, NO-0107 Oslo
Norway
Fax: (+47) 22 48 63 49

by Tuesday May 6, 2003, at 12:00 CET.

     Please use the form enclosed.

Oslo, February 12, 2003
The Board of Directors, Telenor ASA

Proposal from the election committee for election of members of the Corporate
Assembly elected among the shareholders — 10 members and 3 deputies

1.	Mona Røkke (63) living in Tønsberg. She is a County Governor of Vestfold County. She has been a member of the Corporate Assembly of Telenor since 1995 and is chairperson of the Corporate Assembly.
Re-election proposed.

2.	Bjørg Simonsen (66) living in Rana. She is an assistant director general of The National Library in Rana. She has been a member of the Corporate Assembly of Telenor since 1995. Re-election proposed.

3.	Jan-Erik Korssjøen. He is 55 years old and living at Kongsberg. He is chief executive officer of the Kongsberg-Group. He has been a member of the Corporate Assembly of Telenor since 2001.
Re-election proposed.

4.	Randi Braathe. She is 56 years old and living in Rygge. She is a farmer and treasurer in her own data enterprise. She has been a member of the Corporate Assembly of Telenor since 2001.
Re-election proposed.

5.	Jostein Devold. He is 46 years old and living in Kristiansand. He is an investment manager of the Rasmussen-Group. Proposed elected as a new member.

6.	Rune Selmar. He is 44 years old and living in Oppegård. He is an investment director of the National Insurance Fund. Proposed elected as a new member.

7.	Hans Olav Karde. He is 56 years old and living in Tromsø. He is a managing director of Sparebanken Nord Norge (Savings Bank North of Norway). Proposed elected as a new member.

8.	Nils-Edvard Olsen. He is 54 years old and living in Kirkenes. He is a chairman of the board of Coop NKL BA. Proposed elected as a new member.

9.	Inger-Grethe Solstad. She is 43 years old and living in Stavanger. She is a department manager of St. Svithun college in Stavanger. She has been a deputy member of the Corporate Assembly of Telenor since 1997.
Proposed elected as a regular member.

10.	Jørgen Ole Haslestad. He is 52 years old and living in Erlangen, Germany. He is a director of Siemens AG. Proposed elected as a new member.

***

11.	Signe Marie Jore Ritterberg. She is 42 years old and living in Oslo. She is a financial director of Norske Skog ASA. She is proposed elected as 1st deputy member.

12.	Stener Lium. He is 55 years old and living in Ranheim. He is a regional manager of The Norwegian United Federation of Trade Unions, region Mid-Norway. Proposed elected as 2nd deputy member.

13.	Siri Pettersen Strandenes. She is 54 years old and living in Bergen. She is a Professor at the Norwegian School of Economics. Proposed elected as 3rd deputy member.

***

Proposal for members to the Election Committee

1.	Reier Søberg. He is 50 years old and living in Baerum. He is an Undersecretary in the Ministry of Trade and Industry. Re-election proposed.

2.	Erik Must. He is 60 years old and living in Baerum. He is a chairman of the board of directors of Fondsfinans ASA. Re-election proposed.

Historical Proforma Figures for the New Business Structure

Below is shown the main entities transferred from the old reporting structure to the new reporting structure as of 1 January 2003.
Together with the entities shown some overhead/staff has been transferred which are connected to the separate entities

Old	Change		New
organization	(- is transferred from. + is transferred to)		organization

Mobile		▶	Mobile

Networks	- Securinet AS			Provides security systems and services
+
Business Solutions	- Nextra International excl: Nextra Slovakia Nextra Tsjekkia (Czech)			Provides Internet services and IP-based communication services to small and medium-sized businesses in selected countries in Europe. From 2003 most of the remaining activities are found in the UK
	- Programvare (Sale of software)			Sale of Software and consultancy services
	- Eurocom Teleservice			IT-support and CRM-services
Fixed
	+ IDT/eRAF			Telenor’s internal IT operating environment
	+ Internett (Norway)			Provides internet services to the residential market in Norway
	+ Telenor Direkte			Provides consultancy services, mainly to other Telenor companies
	+ Icanal AS			Offers entertainment and educational services based on subscription and pay per use
	+ ABC Startsiden			Is the second largest Internet site in Norway
	+ Glocalnet AB			Provides fixed net services and internetservices in Sweden. Telenor has an ownership interest of 37.2%

Plus	- Internett (Norway)			See above
	- Telenor Direkte			See above
	- Icanal AS			See above
	- ABC Startsiden		Broadcast	See above
	- Glocalnet AB			See above

EDB Business Partner		▶	EDB Business Partner

	+ Securinet AS			See above
	+ Nextra International			See above
Other business units	excl: Nextra Slovakia
	Nextra Sjekkia		Other business units
	+ Programvare (Sale of software)			See above
	+ Eurocom Teleservice			See above

	- IDT/eRAF			See above

Corporate functions and Group activities			Corporate functions and Group activities

YEAR 2001				Depreciation,		Associated		Profit before
				amortization,		companies		taxes and
		of which		and	Operating	and joint	Net financial	minority
(NOK in millions)	Revenues	external	EBITDA	write-downs	profit	ventures	items	interests

Mobile	12,558	11,260	4,067	1,572	2,495	9,677	(496)	11,676
Fixed	19,691	17,824	5,546	4,511	1,035	(874)	(319)	(158)
Broadcast	2,626	2,420	344	1,070	(726)	(546)	(397)	(1,669)
EDB Business Partner	4,811	3,353	447	1,655	(1,208)	130	(94)	(1,172)
Media	1,343	1,263	313	51	262	(12)	21	271
Other business units	5,719	4,528	(718)	1,925	(2,643)	(107)	(551)	(3,301)
Corporate functions and group activities	7,259	5,396	4,494	316	4,178	(6)	691	4,863
Eliminations	(7,967)	(4)	(243)	(27)	(216)	(25)	(14)	(255)

Total	46,040	46,040	14,250	11,073	3,177	8,237	(1,159)	10,255

FIRST QUARTER 2002				Depreciation,		Associated		Profit before
				amortization,		companies		taxes and
		of which		and	Operating	and joint	Net financial	minority
(NOK in millions)	Revenues	external	EBITDA	write-downs	profit	ventures	items	interests

Mobile	4,359	4,062	1,517	761	756	(91)	(491)	174
Fixed	5,033	4,631	1,315	1,068	247	1	(25)	223
Broadcast	659	600	100	148	(48)	(80)	(96)	(224)
EDB Business Partner	1,125	883	59	95	(36)	(1)	(17)	(54)
Other business units	1,511	1,278	39	162	(123)	(6)	(118)	(247)
Corporate functions and group activities	581	109	(70)	83	(153)	(2)	350	195
Eliminations	(1,705)		(60)	(19)	(41)	(1)	6	(36)

Total	11,563	11,563	2,900	2,298	602	(180)	(391)	31

FIRST HALF YEAR 2002				Depreciation,		Associated		Profit before
				amortization,		companies		taxes and
		of which		and	Operating	and joint	Net financial	minority
(NOK in millions)	Revenues	external	EBITDA	write-downs	profit	ventures	items	interests

Mobile	9,360	8,739	3,291	1,705	1,586	64	(836)	814
Fixed	10,068	9,247	2,767	2,182	585	—	(37)	548
Broadcast	1,386	1,261	200	300	(100)	(171)	(192)	(463)
EDB Business Partner	2,214	1,726	139	195	(56)	(3)	(55)	(114)
Other business units	2,771	2,360	63	316	(253)	(62)	(216)	(531)
Corporate functions and group activities	1,163	238	(301)	167	(468)	(2)	627	157
Eliminations	(3,388)	3	(47)	(46)	(1)	(4)	8	3

Total	23,574	23,574	6,112	4,819	1,293	(178)	(701)	414

FIRST THREE QUARTERS 2002				Depreciation,		Associated		Profit before
				amortization,		companies		taxes and
		of which		and	Operating	and joint	Net financial	minority
(NOK in millions)	Revenues	external	EBITDA	write-downs	profit	ventures	items	interests

Mobile	14,680	13,730	5,398	2,678	2,720	76	(1,219)	1,577
Fixed	14,937	13,723	4,238	3,644	594	(6)	(98)	490
Broadcast	2,445	2,268	381	615	(234)	(257)	(315)	(806)
EDB Business Partner	3,215	2,467	266	291	(25)	(7)	(70)	(102)
Other business units	3,869	3,310	92	736	(644)	(106)	(317)	(1,067)
Corporate functions and group activities	1,669	286	(367)	257	(624)	—	862	238
Eliminations	(5,031)		(129)	(123)	(6)	(4)	(11)	(21)

Total	35,784	35,784	9,879	8,098	1,781	(304)	(1,168)	309

YEAR 2002				Depreciation,		Associated		Profit before
				amortization,		companies		taxes and
		of which		and	Operating	and joint	Net financial	minority
(NOK in millions)	Revenues	external	EBITDA	write-downs	profit	ventures	items	interests

Mobile	20,346	19,079	7,482	6,068	1,414	(2,030)	(2,050)	(2,666)
Fixed	20,022	18,352	5,597	4,866	731	(5)	(297)	429
Broadcast	3,605	3,364	499	974	(475)	(264)	(812)	(1,551)
EDB Business Partner	4,341	3,386	348	757	(409)	(5)	(86)	(500)
Other business units	5,040	4,255	178	914	(736)	(132)	(943)	(1,811)
Corporate functions and group activities	2,259	390	(569)	362	(931)	(1)	1,929	997
Eliminations	(6,787)		(66)	(152)	86	(13)	(107)	(34)

Total	48,826	48,826	13,469	13,789	(320)	(2,450)	(2,366)	(5,136)

Special items	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

EBITDA reported	2,900	3,212	3,767	3,590	2,900	6,112	9,879	13,469	14,250
Gains on disposal of fixed assets and operations	(45)	(72)	(1)	(40)	(45)	(117)	(118)	(158)	(5,436)
Losses on disposal of fixed assets and operations	71	15	12	49	71	86	98	147	63
EBITDA excluding gains and losses	2,926	3,155	3,778	3,599	2,926	6,081	9,859	13,458	8,877

Expenses for workforce reductions, exit from activities and loss
Mobile	6	—	—	114	6	6	6	120	—
Fixed	3	49	66	193	3	52	118	311	89
Broadcast	—	4	13	48	—	4	17	65	49
EDB Business Partner	28	21	—	62	28	49	49	111	170
Other business units	38	66	26	(8)	38	104	130	122	243
Corporate functions and group activities	—	190	—	82	—	190	190	272	74
Eliminations	—	—	8	39	—	—	8	47	—
Total workforce reductions, exit from activities and loss	75	330	113	530	75	405	518	1,048	625
	—	—	—	—
Adjusted EBITDA	3,001	3,485	3,891	4,129	3,001	6,486	10,377	14,506	9,502

Write-downs
Mobile	25	88	—	2,176	25	113	113	2,289	22
Fixed	—	18	351	131	—	18	369	500	842
Broadcast	2	—	18	110	2	2	20	130	494
EDB Business Partner	3	1	—	360	3	4	4	364	1,262
Other business units	—	(2)	295	39	—	(2)	293	332	1,172
Corporate functions and group activities	—	—	—	—	—	—	—	—	12
Eliminations	—	—	(50)	(12)	—	—	(50)	(62)	18
Total write-downs	30	105	614	2,804	30	135	749	3,553	3,822
	—	—	—	—
Adjusted operating profit	733	1,069	1,226	1,242	733	1,802	3,028	4,270	2,251

Special items associated companies
Gains/losses on disposal of ownership interests	—	—	—	(36)	—	—	—	(36)	(21,579)
Write-down Sonofon	—	—	—	1,000	—	—	—	1,000	7,500
Write-down Telenordia	—	—	—	—	—	—	—	—	665
Write-down DTAC/UCOM	—	—	—	881	—	—	—	881	3,400
Write-down Oniway	—	—	—	316	—	—	—	316	—
Other write-downs associated companies	—	—	74	10	—	—	74	84	31
Total special items associated companies	—	—	74	2,171	—	—	74	2,245	(9,983)
	—	—	—	—
Net gains (losses) and write-downs financial items	15	30	50	694	15	45	95	789	258
Adjusted profit (loss) before taxes and minority interests	177	791	757	763	177	968	1,725	2,488	(396)

Mobile is Telenor’s business area for the development and operation of mobile services for voice, data, Internet, content services and electronic commerce in the Norwegian, Nordic and international markets.

Mobile	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues
Telenor Mobil	2,255	2,358	2,481	2,347	2,255	4,613	7,094	9,441	8,746
Pannon GSM	700	1,210	1,250	1,342	700	1,910	3,160	4,502	—
DiGi.Com	670	662	648	722	670	1,332	1,980	2,702	901
GrameenPhone	409	415	386	379	409	824	1,210	1,589	1,185
Kyivstar	—	—	190	518	—	—	190	708	—
Other	28	32	36	41	28	60	96	137	169

Total external revenues	4,062	4,677	4,991	5,349	4,062	8,739	13,730	19,079	11,001

Internal revenues	297	324	329	317	297	621	950	1,267	1,298
Gains on disposals	—	—	—	—	—	—	—	—	259

Total revenues	4,359	5,001	5,320	5,666	4,359	9,360	14,680	20,346	12,558

EBITDA	1,517	1,774	2,107	2,084	1,517	3,291	5,398	7,482	4,067
Depreciation and amortization	736	856	973	1,214	736	1,592	2,565	3,779	1,550
Write-downs	25	88	—	2,176	25	113	113	2,289	22

Operating profit (loss)	756	830	1,134	(1,306)	756	1,586	2,720	1,414	2,495

Investments:
- Capex	545	934	853	1,399	545	1,479	2,332	3,731	2,716
- Investments in businesses	7,945	5	481	463	7,945	7,950	8,431	8,894	4,495

Telenor Mobil	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

Subscriptions and connections	343	326	331	350	343	669	1,000	1,350	1,328
Traffic (1)	1,286	1,407	1,497	1,299	1,286	2,693	4,190	5,489	5,101
SMS and content services	357	368	398	407	357	725	1,123	1,530	1,187
Other revenues (1)	269	257	255	291	269	526	781	1,072	1,130

Total external revenues	2,255	2,358	2,481	2,347	2,255	4,613	7,094	9,441	8,746

Internal revenues	293	319	328	314	293	612	940	1,254	1,310
Gains on disposals	—	—	—	—	—	—	—	—	—

Total revenues	2,548	2,677	2,809	2,661	2,548	5,225	8,034	10,695	10,056

EBITDA	1,026	1,058	1,239	1,007	1,026	2,084	3,323	4,330	3,731
Depreciation and amortization	294	301	304	308	294	595	899	1,207	1,083
Write-downs	14	82	—	19	14	96	96	115	22

Operating profit	718	675	935	680	718	1,393	2,328	3,008	2,626

Capex	213	235	170	132	213	448	618	750	1,674

(1)	NOK 32 million has been reclassified between “Traffic” and “Other revenues” in first and second quarter 2002.

Pannon GSM - Hungary (1)	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

Mobile related revenues	654	1136	1165	1232	654	1790	2955	4187	—
Other revenues	46	75	85	112	46	121	206	318	—

Total revenues	700	1211	1250	1344	700	1911	3161	4505	—

EBITDA	250	455	427	454	250	705	1132	1586	—
Depreciation and amortization	117	188	192	203	117	305	497	700	—
Write-downs	—	—	—	15	—	—	—	15	—

Operating profit	133	267	235	236	133	400	635	871	—

Capex	64	311	189	261	64	375	564	825	—

(1)	Consolidated from 4 February 2002

Digi.Com - Malaysia (1)	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

Mobile related revenues	556	559	531	627	556	1115	1646	2273	691
Other revenues	119	105	119	99	119	224	343	442	215

Total revenues	675	664	650	726	675	1339	1989	2715	906

EBITDA	251	234	222	315	251	485	707	1,022	306
Depreciation and amortization	91	88	179	221	91	179	358	579	125
Write-downs	6	7	—	-1	6	13	13	12	—

Operating profit	154	139	43	95	154	293	336	431	181

Capex	238	292	302	625	238	530	832	1457	459

(1)	Consolidated from 1 September 2001. Ownership interest 61,0% as of 31 December 2002.

GrameenPhone - Bangladesh (1)	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

Mobile related revenues	292	285	314	312	292	577	891	1203	759
Other revenues	117	130	72	67	117	247	319	386	426

Total revenues	409	415	386	379	409	824	1210	1589	1185

EBITDA	189	187	208	173	189	376	584	757	457
Depreciation and amortization	42	37	35	12	42	79	114	126	129
Write-downs	—	—	—	—	—	—	—	—	—

Operating profit	147	150	173	161	147	297	470	631	328

Capex	11	96	96	139	11	107	203	342	425

(1)	Ownership interest 46,4% as of 31 December 2002.

Kyivstar - Ukraine (1)	Quarterly 2002				Accumulated 2002					Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M		6M	9M	12M	2001

Mobile related revenues	—	—	183	498	—		—	183	681	—
Other revenues	—	—	7	20	—		—	7	27	—

Total revenues	—	—	190	518	—		—	190	708	-

EBITDA	—	—	118	285	—		—	118	403	-
Depreciation and amortization	—	—	26	72	—		—	26	98	—
Write-downs	—	—	—	—	—		—	—	—	—

Operating profit	—	—	92	213	—		—	92	305	-

Capex	—	—	94	235	—	—		94	329	-

(1)	Consolidated from 1 September 2002. Ownership interest 54,2% as of 31 December 2002.

Other units in Mobile including eliminations and amortization of net excess values

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

EBITDA	(199)	(160)	(107)	(150)	(199)	(359)	(466)	(616)	(427)
Depreciation and amortization	192	242	237	398	192	434	671	1,069	213
Write-downs	5	(1)	—	2,143	5	4	4	2,147	—

Operating profit (loss)	(396)	(401)	(344)	(2,691)	(396)	(797)	(1,141)	(3,832)	(640)

Includes amortization of Telenor’s net excess values by:	159	206	203	367	159	365	568	935	115
Includes write-downs of Telenor’s net excess values by:	0	0	0	2,138				2,138
Capex	19	—	2	7	19	19	21	28	158

Fixed

The activities in Norway includes development, operation and supply of communications solutions based on the fixed network. The solutions are supplied to the residential, business and wholesale markets in Norway and internationally.

Furthermore dataservices and managed services are offered, including operation of local networks, applications, service integration, e-business solutions and consultancy work.

The activities in Sweden provides telephony, in addition to advanced networks, IP-based communication, data communication and application services in the Swedish business market. The activities related to the residential market in Sweden is from 2003 mainly conducted through the associated company Glocalnet AB.

The activities in Russia is conducted through Comincom/Combellga, which provides telecommunication services based on the fixed network to the Russian market, primarily in the Moscow and St Petersburg regions.

The activities in other countries are mainly related to fixed and IP-based services in the Czech Republic and Slovakia.

FIXED

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues
Norway	4,136	4,164	4,054	4,178	4,136	8,300	12,354	16,532	16,742
Sweden	285	256	220	222	285	541	761	983	380
Russia	171	162	167	177	171	333	500	677	580
Other countries	39	34	35	38	39	73	108	146	116

Total external revenues	4,631	4,616	4,476	4,615	4,631	9,247	13,723	18,338	17,818

Internal revenues	402	419	393	456	402	821	1,214	1,670	1,867
Gains on disposals	—	—	—	14	—	—	—	14	6

Total revenues	5,033	5,035	4,869	5,085	5,033	10,068	14,937	20,022	19,691

EBITDA	1,315	1,452	1,471	1,359	1,315	2,767	4,238	5,597	5,546
Depreciation and amortization	1,068	1,096	1,111	1,091	1,068	2,164	3,275	4,366	3,669
Write-downs	—	18	351	131	—	18	369	500	842

Operating profit	247	338	9	137	247	585	594	731	1,035

Include amortization of Telenor’s net excess values by:	65	30	33	29	65	95	128	157	363
Include write-downs of Telenor’s net excess values by:	0	0	89	71			89	160
Investments:
- Capex	762	732	978	788	762	1,494	2,472	3,260	5,203
- Investments in businesses	2	10	—	258	2	12	12	270	325

	Quarterly 2002				Accumulated 2002				Year
Norway
(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

Subscriptions and connections -PSTN and ISDN	1,038	1,081	1,132	1,110	1,038	2,119	3,251	4,361	4,229
ADSL and Internet subscriptions	148	198	187	204	148	346	533	737	451
Internet traffic	194	171	147	178	194	365	512	690	829
Other traffic	1,418	1,431	1,326	1,389	1,418	2,849	4,175	5,564	5,778

Total PSTN/ISDN, ADSL and Internet	2,798	2,881	2,792	2,881	2,798	5,679	8,471	11,352	11,287

Leased lines	86	84	97	74	86	170	267	341	337
Datacommunication (frame relay, atm, lan-lan, datapak)	227	201	197	203	227	428	625	828	847
Managed services	164	152	171	192	164	316	487	679	781
Other retail products	96	114	67	111	96	210	277	388	550

Total other retail revenues	573	551	532	580	573	1,124	1,656	2,236	2,515

Total retail revenues	3,371	3,432	3,324	3,461	3,371	6,803	10,127	13,588	13,802

Domestic interconnect	191	188	163	194	191	379	542	736	722
International interconnect	89	75	94	82	89	164	258	340	418
Transit traffic	264	268	265	230	264	532	797	1,027	953
Leased lines	171	172	149	155	171	343	492	647	704
Other wholesale revenues	50	29	59	56	50	79	138	194	143

Total wholesale market revenues	765	732	730	717	765	1,497	2,227	2,944	2,940

Total external revenues	4,136	4,164	4,054	4,178	4,136	8,300	12,354	16,532	16,742

Internal revenues	412	441	412	484	412	853	1,265	1,749	1,868
Gains on disposals	—	—	—	—	—	—	—	—	6

Total revenues – Norway	4,548	4,605	4,466	4,662	4,548	9,153	13,619	18,281	18,616

EBITDA	1,304	1,408	1,450	1,327	1,304	2,712	4,162	5,489	5,502
Depreciation and amortization	933	986	1,010	990	933	1,919	2,929	3,919	3,360
Write-downs	—	18	349	46	—	18	367	413	771

Operating profit	371	404	91	291	371	775	866	1,157	1,371

Include amortization of Telenor’s net excess values by:	6	6	7	4	6	12	19	23	7
Include write-downs of Telenor’s net excess values by:	—	—	89	—	—	—	89	89	177
Investments:
- Capex	669	632	902	716	669	1,301	2,203	2,919	4,780
- Investments in businesses	2	8	—	1	2	10	10	11	316

	Quarterly 2002				Accumulated 2002				Year
Sweden
(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	285	256	220	222	285	541	761	983	380
Internal revenues	17	25	18	16	17	42	60	76	18
Gains on disposals	—	—	—	14	—	—	—	14	—

Total revenues	302	281	238	252	302	583	821	1,073	398

EBITDA	(48)	2	(28)	(26)	(48)	(46)	(74)	(100)	(128)
Depreciation and amortization	77	52	46	43	77	129	175	218	91
Write-downs	—	—	—	15	—	—	—	15	71

Operating (loss)	(125)	(50)	(74)	(84)	(125)	(175)	(249)	(333)	(290)

Includes amortization and write-downs of Telenor’s net excess values:	31	(2)	1	1	31	29	30	31	47
Investments:
- Capex	32	16	20	16	32	48	68	84	47
- Investments in businesses	—	—	—	257	—	—	—	257	9

	Quarterly 2002				Accumulated 2002				Year
Russia
(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	171	162	167	177	171	333	500	677	580
Internal revenues	1	1	2	1	1	2	4	5	2
Gains on disposals	—	—	—	—	—	—	—	—	—

Total revenues	172	163	169	178	172	335	504	682	582

EBITDA	62	49	59	58	62	111	170	228	186
Depreciation and amortization	41	40	37	40	41	81	118	158	159
Write-downs	—	—	2	(2)	—	—	2	—	—

Operating profit	21	9	20	20	21	30	50	70	27

Include amortization of Telenor’s net excess values by:	20	19	17	17	20	39	56	73	85
Investments:
- Capex	49	57	39	36	49	106	145	181	278
- Investments in businesses	—	2	—	—	—	2	2	2	—

	Quarterly 2002				Accumulated 2002				Year
Other countries
(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	39	34	35	38	39	73	108	146	116
Internal revenues	—	1	1	1	—	1	2	3	5
Gains on disposals	—	—	—	—	—	—	—	—	—

Total revenues	39	35	36	39	39	74	110	149	121

EBITDA	(2)	(9)	(10)	(2)	(2)	(11)	(21)	(23)	(43)
Depreciation and amortization	17	18	18	18	17	35	53	71	59
Write-downs	—	—	—	72	—	—	—	72	—

Operating (loss)	(19)	(27)	(28)	(92)	(19)	(46)	(74)	(166)	(102)

Include amortization of Telenor’s net excess values by:	8	7	8	7	8	15	23	30	29
Include write-downs of Telenor’s net excess values by:	—	—	—	71	—	—	—	71	—
Investments:
- Capex	12	27	17	20	12	39	56	76	98
- Investments in businesses	—	—	—	—	—	—	—	—	1

Broadcast provides TV services to Nordic households and distribution services to broadcasters and other content and service providers, and is responsible for developing and providing interactive services, including the management of content and rights.

Distribution contains Canal Digital and the activities from Avidi, Sweden On Line, Vision and Zonavi. The activities have been included as part of Canal Digital.

Transmission includes Norkring (Terresterial Broadcasting) and Satellite Broadcasting (provider of transponder capacity)

BROADCAST

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues
Distribution	231	294	778	845	231	525	1,303	2,148	777
Transmission	337	334	211	228	337	671	882	1,110	1,433
Other	32	33	18	25	32	65	83	108	198

Total external revenues	600	661	1,007	1,098	600	1,261	2,268	3,366	2,408

Internal revenues	59	66	52	64	59	125	177	241	206
Gains on disposals	—	—	—	(2)	—	—	—	(2)	12

Total revenues	659	727	1,059	1,160	659	1,386	2,445	3,605	2,626

EBITDA	100	100	181	118	100	200	381	499	344
Depreciation and amortization	146	152	297	249	146	298	595	844	576
Write-downs	2	—	18	110	2	2	20	130	494
Operating (loss)	(48)	(52)	(134)	(241)	(48)	(100)	(234)	(475)	(726)

Includes amortization and write-downs of Telenor’s net excess values by	16	21	84	40	16	37	121	161	71
Investments:
- Capex	51	90	74	169	51	141	215	384	805
- Investments in businesses	113	2,256	8	8	113	2,369	2,377	2,385	906

Distribution

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

DTH	—	—	515	584	—	—	515	1,099	—
Cable-TV	175	183	191	193	175	358	549	742	568
SMATV	54	56	77	65	54	110	187	252	197
Other	2	55	(5)	3	2	57	52	55	12

Total external revenues	231	294	778	845	231	525	1,303	2,148	777

Internal revenues	1	2	1	12	1	3	4	16	10
Gains on disposals	—	—	—	(2)	—	—	—	(2)	12

Total revenues	232	296	779	855	232	528	1,307	2,162	799

EBITDA	(18)	(32)	45	24	(18)	(50)	(5)	19	(68)
Depreciation and amortization	69	77	226	169	69	146	372	541	207
Write-downs	1	—	7	48	1	1	8	56	1
Operating (loss)	(88)	(109)	(188)	(193)	(88)	(197)	(385)	(578)	(276)

Includes amortization and write-downs of Telenor’s net excess values by	15	21	84	40	15	36	120	160	68
Investments:
- Capex	42	45	43	105	42	87	130	235	566
- Investments in businesses	4	4	—	—	4	8	8	8	304

Transmission

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	337	334	211	228	337	671	882	1,110	1,433
Internal revenues	43	48	147	109	43	91	238	347	154
Gains on disposals	—	—	—	—	—	—	—	—	—

Total revenues	380	382	358	337	380	762	1,120	1,457	1,587

EBITDA	156	150	148	127	156	306	454	581	525
Depreciation and amortization	74	69	70	77	74	143	213	290	356
Write-downs	1	—	11	29	1	1	12	41	493

Operating (loss)	81	81	67	21	81	162	229	250	(324)

Investments:
- Capex	7	43	30	35	7	50	80	115	207
- Investments in businesses	—	—	—	—	—	—	—	—	—

Other Broadcast

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	32	33	18	25	32	65	83	108	198
Internal revenues	51	57	61	49	51	108	169	218	147
Gains on disposals	—	—	—	—	—	—	—	—	—

Total revenues	83	90	79	74	83	173	252	326	345

EBITDA	(36)	(25)	(10)	(31)	(36)	(61)	(71)	(102)	(112)
Depreciation and amortization	3	6	1	3	3	9	10	13	13
Write-downs	—	—	—	33	—	—	—	33	—

Operating (loss)	(39)	(31)	(11)	(67)	(39)	(70)	(81)	(148)	(125)

Investments:
- Capex	2	2	1	29	2	4	5	34	32
- Investments in businesses	109	2,252	8	8	109	2,361	2,369	2,377	602

EDB Business Partner is listed on Oslo Stock Exchange, and is a supplier of software solutions and offers consultancy and management services with special expertise in telecoms, banking and finance, in Norway and in other selected countries. Telenor’s ownership share as of 31 December 2002 was 51.8%.

EDB

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	882	843	741	917	882	1,725	2,466	3,383	3,312
Internal revenues	242	246	260	207	242	488	748	955	1,458
Gains on disposal	1	—	—	2	1	1	1	3	41

Total revenues	1,125	1,089	1,001	1,126	1,125	2,214	3,215	4,341	4,811

EBITDA	59	80	127	82	59	139	266	348	447
Depreciation and amortization	92	99	96	106	92	191	287	393	393
Write-downs	3	1	—	360	3	4	4	364	1,262

Operating profit (loss)	(36)	(20)	31	(384)	(36)	(56)	(25)	(409)	(1,208)

Investments:
- Capex	27	61	50	29	27	88	138	167	174
- Investments in businesses	1	4	1	82	1	5	6	88	749

Media

Media

2001
(NOK in millions)	Year

External revenues	1,258
Internal revenues	80
Gains on disposal	5

Total revenues	1,343

EBITDA	313
Depreciation and amortization	51
Write-downs	—

Operating profit	262

Investments:
- Capex	56
- Investments in businesses	127

Other business units includes:
Satellite Services: supplies satellite-based speech and data services for use on land, in the maritime industry and in aviation.
Satellite Networks: supplies satellite-based communications solutions and VSAT technology to the business markets and national and international organisations in Europe, the Middle East and Africa.
Nextra International provides Internet services and IP-based communication services to small and medium-sized businesses in selected countries in Europe. From 2003 most of the remaining activities are found in the UK.
Sftware services provides software and consultancy services
Teleservice is responsible for Directory Enquiries 1881 (Opplysningen 1881), International Directory Enquiries 1882, MeetAt 119 (telephone and data conferences) and other Contact Centre services, with activities in Norway, Sweden and Denmark.
Other consists of a number of companies, both short term investments and associated companies and subsidiaries in Norway and outside Norway, mainly Venture (incl Innovasjon) and International Business.

Other Business units

	Quarterly 2002				Accumulated 2002				Year
External revenues
(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

Satellite Services	615	590	507	441	615	1,205	1,712	2,153	1,271
Satellite Networks	170	157	131	153	170	327	458	611	443
Nextra International	201	191	173	160	201	392	565	725	1,164
Software services	42	27	17	99	42	69	86	185	365
Teleservice	203	199	176	178	203	402	578	756	878
Itworks	187	1	—	—	187	188	188	188	1,124
Other	99	98	99	142	99	197	296	438	487
Eliminations	(6)	(3)	(5)	(2)	(6)	(9)	(14)	(16)	(14)

Total external and internal revenues	1,511	1,260	1,098	1,171	1,511	2,771	3,869	5,040	5,718

Gains on disposal	—	—	—	—	—	—	—	—	1

Total revenues	1,511	1,260	1,098	1,171	1,511	2,771	3,869	5,040	5,719

EBITDA	39	24	29	86	39	63	92	178	(717)
Depreciation and amortization	162	156	125	139	162	318	443	582	754
Write-downs	—	(2)	295	39	—	(2)	293	332	1,172

Operating (loss)	(123)	(130)	(391)	(92)	(123)	(253)	(644)	(736)	(2,643)

Includes amortization of Telenor’s net excess values by:	18	13	14	23	18	31	45	68	162
Includes write-downs of Telenor’s net excess values by:	—	—	—	31	—	—	—	31	821
Operating (loss)

Satellite Services	29	31	30	10	29	60	90	100	27
Satellite Networks	12	9	6	12	12	21	27	39	(118)
Nextra International	(62)	(45)	(50)	(103)	(62)	(107)	(157)	(260)	(2,042)
Software services	(32)	(43)	(340)	43	(32)	(75)	(415)	(372)	83
Teleservice	(31)	(61)	(18)	17	(31)	(92)	(110)	(93)	71
Itworks	(22)	2	—	(3)	(22)	(20)	(20)	(23)	(265)
Other	(17)	(23)	(19)	(68)	(17)	(40)	(59)	(127)	(399)

Total operating (loss)	(123)	(130)	(391)	(92)	(123)	(253)	(644)	(736)	(2,643)

Investments:
- Capex	31	68	37	165	31	99	136	301	635
- Investments in businesses	757	(4)	2	16	757	753	755	771	281

Corporate functions and Group activities comprises Real Estate, Research and Development, Strategic Group Projects, Group Treasury, and central staff and support functions

Corporate Functions and group activities

	Quarterly 2002				Accumulated 2002				Year

(NOK in millions)	Q1	Q2	Q3	Q4	3M	6M	9M	12M	2001

External revenues	65	58	47	77	65	123	170	247	280
Internal revenues	472	453	458	486	472	925	1,383	1,869	1,863
Gains on disposal	44	71	1	27	44	115	116	143	5,116

Total revenues	581	582	506	590	581	1,163	1,669	2,259	7,259

EBITDA	(70)	(231)	(66)	(202)	(70)	(301)	(367)	(569)	4,494
Depreciation and amortization	83	84	90	105	83	167	257	362	304
Write-downs	—	—	—	—	—	—	—	—	12

Operating profit (loss)	(153)	(315)	(156)	(307)	(153)	(468)	(624)	(931)	4,178

Investments:
- Capex	463	277	198	126	463	740	938	1,064	2,044
- Investments in businesses	55	2	(1)	—	55	57	56	56	334